EXHIBIT 99.3
                     [Graphic Omitted] [Videsh Sanchar Nigam Limited Letterhead]

HQ/CS/CL.24B/8983
17 April 2002

Sir,

            Sub: QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

     Pursuant to Clause 49 of the listing agreement with Indian Stock Exchanges,
please  find  sent  herewith  the  Quarterly   Compliance  Report  on  Corporate
Governance for the quarter ended 31 March 2002.

     Thanking you,

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED

/s/ R.N. Aditya
---------------------------
R.N. Aditya
Assistant Company Secretary

1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No. (22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No. (44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No. (33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No. (11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051. Fax Nos.: (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos.: 497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

8. Head Office : M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114, FAX 837 5646.

9. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No.: +1 2126565071.

10.  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax: 267 3199.

11.  Executive Director (Finance), for SEC filing requirements, Fax 1162.

12.  Shri U.C. Burman, DGM(Internet), for hosting on website.

               QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company                 :       VIDESH SANCHAR NIGAM LIMITED

Quarter ending on                   :       31 MARCH 2002


Particulars                Clause of       Compliance      Remarks
                           Listing         status
                           Agreement       (Yes/No)

1.                         2.              3.              4.

Board of Directors         49 I            No              Please see Note Below

Audit Committee            49 II           No              Please see Note Below

Shareholders/Investors     49 VI(C)        No              Please see Note Below
Grievance Committee

Remuneration of            49 III          No              Please see Note Below
Directors

Board Procedures           49 IV           Yes

Management                 49 V            Yes

Shareholders               49 VI           Yes

Report on                  49 VII          Yes
Corporate Governance

NOTE

Please refer to our earlier letter No. HQ/CS/CL.24B/8810 dated 13 February, 2002, whereby we had informed the transfer of 25% of the paid-up capital of VSNL to M/s.Panatone Finvest Limited, an investing vehicle of TATA Group by Government of India consequent to signing of Shareholders' Agreement between the Strategic Partner i.e. M/s. Panatone Finvest Limited and Government of India on 13 February 2002. As per the applicable clauses of Shareholders' Agreement signed by the Government of India with Panatone Finvest Limited, all the then whole-time Directors were required to and they did resign from the Board of VSNL. Three out of the four independent Directors appointed while VSNL was a Government Company had resigned prior to that date. All the committees appointed earlier, therefore, got defunct. The present constitution of the Board of VSNL is as follows:

Shri Ratan N Tata                   :       Chairman
Shri S.K. Gupta                     :       Managing Director
Shri N. Srinath                     :       Director (Operations)
Shri Rakesh Kumar                   :       Director

Out of the four existing Directors, the Chairman, Managing Director and Director (Operations) represent Panatone Finvest Limited and Shri Rakesh Kumar is a Government Nominee Director. Due to the transitory conditions prevailing in VSNL as on 31 March 2002, the Directors were to be appointed as per the shareholders' agreement and it was not possible to comply with the requirements of Clause 49 relating to constitution of the Board and its committees. It may be mentioned here that for the earlier quarters of the financial year ending on 31 March 2002, such requirements of Clause 49 were complied with.





                                                               /s/ Satish Ranade
                                               ---------------------------------
                                                                   Satish Ranade
                                  Executive Director (Legal) & Company Secretary